Feihe International, Inc.

Star City International Building, 10 Jiuxianqiao Road, C-16th Floor

Chaoyang District, Beijing, 100016, China

April 16, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Feihe International, Inc.
Withdrawal of Post-Effective Amendment No. 1 on Form S-3 to Form S-1 Registration Statement (File No. 333-161840) (the “Registration Statement”)

Ladies and Gentlemen:

Feihe International, Inc., a Utah corporation (the “Company”), hereby makes application to withdraw the above-referenced Registration Statement, effective immediately. The Registration Statement is being withdrawn because it was not necessary for the selling shareholders named therein to resell their securities, and no securities were sold thereunder by such selling shareholders after March 15, 2010. The Company requests that the Securities and Exchange Commission (the “Commission”) consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

Please provide a copy of the order consenting to the withdrawal of the Registration Statement to the Company and its counsel, DLA Piper LLP (US) (“DLA Piper”), as soon as it is available. The facsimile number of the Company is (626) 289-0087 and the facsimile number of DLA Piper is (206) 839-4801. If you have any questions with respect to this matter, please contact Andrew Ledbetter of DLA Piper at (206) 839-4845.

Very truly yours,

Feihe International, Inc.

/s/ Leng You-Bin
By:	Leng You-Bin
Chief Executive Officer and President